SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JULY TRAFFIC DOUBLES FROM 4.4m TO 9.3m GUESTS
 LOAD FACTOR RISES TO 80% AS EU COVID CERTS ROLL OUT

Ryanair Holdings plc today (4 August) released July traffic statistics as follows:

	JULY 2020	JULY 2021	LOAD FACTOR
Ryanair Group	4.4m	9.3m	80%

	GUESTS	LOAD FACTOR
June	5.3m	72%
July	9.3m	80%

Ryanair operated over 61,000 flights in July with an 80% load factor.

ENDS

For further information
please contact:                            Alejandra Ruiz                      Piaras Kelly
                                                     Ryanair DAC                         Edelman Ireland
                                                     Tel: +353-1-9451799              Tel: +353-1-5921330
                                                     press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 August, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary